UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Transition Period From             To

Commission File No. 333-27641

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BANK OF THE OZARKS, INC.

401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BANK OF THE OZARKS, INC.

17901 Chenal Parkway

Little Rock, AR 72223

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Form 11-K

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrative Committee

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Little Rock, Arkansas

We have audited the accompanying statements of net assets available for benefits of Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i—Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

Brentwood, Tennessee

June 20, 2013

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets:
Cash	$4,562	$45,110
Investments, at fair value	78,720,041	68,093,016
Receivables:
Employer contributions	61,375	31,435
Participant contributions	81,330	48,242

Total assets	78,867,308	68,217,803

Liabilities:
Excess contributions payable	31,456	10,089

Total liabilities	31,456	10,089

Net assets reflecting all investments at fair value	78,835,852	68,207,714
Decrease from fair value to contract value for Federated Investors Capital Preservation Fund, which is considered a fully benefit-responsive investment contract	(134,561)	(157,282)

Net assets available for benefits	$78,701,291	$68,050,432

See accompanying notes to financial statements.

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012
Investment income:
Net appreciation in fair value of investments	$7,731,408
Interest and dividends	1,336,410

9,067,818

Contributions:
Employer	952,291
Participant	2,564,415
Rollover	366,940

Total contributions	3,883,646

Total investment income and contributions	12,951,464

Deductions:
Benefits payments	2,289,807
Administrative expenses	10,798

Total deductions	2,300,605

Net increase	10,650,859
Net assets available for benefits, at beginning of year	68,050,432

Net assets available for benefits, at end of year	$78,701,291

See accompanying notes to financial statements.

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan

The following brief description of the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Bank of the Ozarks, Inc. (the “Employer”), except leased employees, independent contractors, and employees who exceed key employee compensation limits as defined by the Internal Revenue Code (the “Code”) at the end of the prior Plan year (“key employees”). Employer includes any entity into which it may be merged or consolidated, or any entity that may hereafter accept and adopt the terms of this Plan with approval of the board of directors of Bank of the Ozarks, Inc. Employer also includes any entity which is a member of a controlled group of entities and all trades or businesses which are under common control provided, however, that service with an employer which has not expressly adopted this Plan shall not give employees of such employers the right to share in any contributions made by employers which have expressly adopted this Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On August 21, 2012, the Employer’s board of directors amended the Plan to make it a Safe-Harbor Cash or Deferred Arrangement (“Safe-Harbor CODA”) effective January 1, 2013. As a result, (i) key employees are now eligible to make salary deferrals into the Plan beginning January 1, 2013, (ii) the Plan is no longer subject to any provisions of the actual deferral percentage test described in Code section 401(k)(3) or the actual contribution percentage test described in Code section 401(m)(2), (iii) the basic matching contribution is (a) 100% of the amount of the employee’s deferrals that do not exceed 3% of the employee’s compensation for the year plus (b) 50% of the amount of the employee’s elective deferrals that exceed 3% but do not exceed 5% of the employee’s compensation for the year, and (iv) all employer matching contributions made under the provisions of the Safe-Harbor CODA are non-forfeitable.

Contributions

Employees become eligible to participate in the Plan after completing an hour of service for the Employer. Participants may elect to defer a percentage of their eligible pretax compensation as allowed by the Code by means of regular payroll deductions. Additionally, participants who have attained age 50 prior to the end of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to limitations of, Section 414(v) of the Code.

For each Plan year, the Employer shall contribute to the Plan an amount equal to such percentage of the elective deferrals made by the participants as the Employer in its discretion shall determine. The Employer’s matching contribution for 2012 was equal to 50% of a participant’s elective deferrals up to 6% of the participant’s eligible compensation. Participants may direct contributions to any of the investment options selected by the Plan’s administrative committee. Effective January 1, 2013, the Employer’s matching contributions shall conform to the provisions of the Safe-Harbor CODA.

The Employer may also make a discretionary profit sharing and/or Employee Stock Ownership Plan (“ESOP”) contribution to those participants employed on the last day of the Plan year who have worked 501 hours during the Plan year. A participant does not have to make elective deferrals in order to receive a discretionary contribution. The amount of the discretionary contribution is set by the Employer each year, and it is allocated based on the relationship of the participant’s compensation to the total compensation for all participants. No discretionary contributions were made for the year ended December 31, 2012. At both December 31, 2012 and 2011, all ESOP shares were allocated to participant accounts and are participant directed.

Vesting

Participants are immediately vested in their elective deferrals plus actual earnings thereon. Vesting in the Employer’s matching and discretionary contributions is based on years of service, and participants become fully vested after six years of credited service based on a graduated vesting schedule, or in the event of retirement, disability or death. Participants who entered the Plan as a result of an acquisition will carry over their years of service from the prior institution for vesting purposes in the Plan. Effective January 1, 2013, all Employer matching contributions made under the provisions of the Safe-Harbor CODA will be non-forfeitable with the participants immediately vested in such Safe-Harbor CODA matching contributions.

Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals and allocations of (i) the Employer’s matching and discretionary contributions and (ii) Plan earnings and is charged an administrative expense for recordkeeping and certain other costs to administer the Plan. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Forfeitures of Employer matching contributions prior to amendment of the Plan to make it a Safe-Harbor CODA were applied to satisfy required Employer matching contributions. Any forfeitures after December 31, 2012 may no longer be used to satisfy future Employer matching contributions, but may be used to satisfy certain administrative costs of the Plan. Prior to amendment of the Plan to make it a Safe-Harbor CODA, all forfeitures from profit sharing and ESOP contributions were allocated in the same manner as the Employer profit sharing and ESOP contributions were allocated. At December 31, 2012 and 2011, forfeitures of non-Safe-Harbor CODA Employer matching contributions totaled $4,536 and $14,598, respectively, and were available to satisfy certain administrative costs of the Plan or, prior to January 1, 2013, satisfy non-Safe-Harbor CODA Employer matching contributions.

Participants are entitled to direct the trustee how to vote shares of Bank of the Ozarks, Inc. common stock allocated to their accounts.

Payment of Benefit

Upon termination of service, death, disability, or reaching normal retirement age, a participant may receive a lump-sum amount equal to the vested value of his or her account, except for the portion attributable to ESOP contributions. Unless a participant elects otherwise, all ESOP distributions must be made in equal periodic payments, not less frequently than annually, over a period not exceeding the greater of (i) five years or (ii) in the case of an account distribution in excess of $500,000, five years plus one additional year (not to exceed five additional years) for each $100,000 by which the account balance exceeds $500,000. However, if a participant elects not to receive his or her benefits in this manner, the distribution may be made in one of the following three methods: (i) payment in a lump sum, (ii) payment in installments over a certain period which does not exceed the lesser of ten years or the life expectancy of the participant, or (iii) a combination of (i) and (ii). The Employer has the option of paying ESOP distributions either in the form of cash or in the form of Employer stock.

Excess Contributions

Prior to amendment of the Plan to make it a Safe-Harbor CODA, refunds of excess participant deferral contributions may be required to satisfy the relevant nondiscrimination provisions of the Plan. Such refunds are accrued as a liability and reduction in contributions in the Plan year in which the excess deferrals were made to the Plan.

Administrative Expenses

Administrative recordkeeping expenses incurred in connection with the operation of the Plan and certain other costs to administer the Plan are typically borne by the participants. All other fees are paid by the Employer. Effective January 1, 2013, as a result of the Plan being amended to make it a Safe-Harbor CODA, forfeitures of non-Safe-Harbor CODA Employer matching contributions will be used to satisfy most administrative fees, expenses and costs of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants will become fully vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, whereby additions and deductions to net assets available for benefits, other than benefit payments, are recognized when earned or incurred, respectively. Benefit payments are recorded when paid.

Investments

The Plan’s investments are reported at fair value. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fully Benefit-Responsive Investment Contracts

Fully benefit-responsive investment contracts held directly by the Plan or included in the underlying investments of collective investment funds in which the Plan holds an interest are presented at fair value. However, contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts. In addition, any material difference between the fair value of these investments and their contract value is presented as a separate adjustment line in the statements of net assets available for benefits.

The collective investment fund holds guaranteed investment contracts (“GIC”), synthetic GICs and cash and cash equivalents. All defined contribution retirement plan trusts invested in the collective investment fund have a proportionate undivided interest in all assets of the fund. The investment objective of the fund is stability of principal and high current income.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on the date the securities are purchased or sold (trade date). Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS.” ASU 2011-04 expands the disclosure requirements for fair value measurements categorized within Level 3 of the fair value hierarchy to include (1) a quantitative disclosure of the unobservable inputs and assumptions used within the measurement, (2) a description of the valuation processes in place and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs. In addition, ASU 2011-04 requires that the level within the fair value hierarchy be disclosed for items not measured at fair value in the statement of net assets available for benefits but whose fair value must be disclosed. ASU 2011-04 was effective beginning with the 2012 plan year and the adoption of the provisions of ASU 2011-04 did not have a material impact on the Plan’s financial statements.

3.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the “IRS”) dated August 20, 2012, stating that the Plan is qualified under the applicable sections of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been restated and amended, however, the Plan Administrators believe the Plan is currently designed and is being operated in accordance with the Code. In the event it is determined that the Plan is not operating in compliance with the Code, the Employer will take the necessary steps to bring the Plan’s operations into compliance.

4.	Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits in the periods indicated is as follows:

December 31, 2012
Fidelity Balanced Fund	$3,962,090
Federated Investors Capital Preservation Fund (Contract value of $7,636,917)	7,771,478
Bank of the Ozarks, Inc. common stock – 1,700,020 shares	56,899,659

December 31, 2011
Federated Investors Capital Preservation Fund (Contract value of $7,236,152)	$7,393,434
Bank of the Ozarks, Inc. common stock – 1,705,875 shares	50,545,072

The Plan’s investments (including investments purchased and sold as well as held during the year) appreciated in fair value as follows for the year ended December 31, 2012:

Bank of the Ozarks, Inc. common stock	$6,579,114
Mutual funds	1,152,294

$7,731,408

The Plan invests in various investment securities. Investment securities are subject to certain risks including interest rate, market, credit and various other risks. Due to the level of risk associated with the Plan’s investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5.	Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer, and certain others. A substantial portion of the Plan’s assets are invested in shares of the Employer’s common stock. During 2012, cash dividends paid on such shares totaled $850,476. Because the Employer is the Plan

Sponsor, and serves as trustee of the Plan, the transactions involving shares of the Employer’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules. Certain administrative functions are performed by officers or employees of the Company, in which no such officer or employee receives compensation from the Plan.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits in the financial statements to Form 5500 for the periods indicated:

	December 31, 2012	December 31, 2011
Net assets available for benefits in the financial statements	$78,701,291	$68,050,432
Increase from contract value to fair value for Federated Investors Capital Preservation Fund, which is considered a fully benefit-responsive investment contract	134,561	157,282

Net assets in Form 5500	$78,835,852	$68,207,714

The following is a reconciliation of the net increase in net assets available for benefits in the financial statements to net income in Form 5500 for the year ended December 31, 2012:

2012
Increase in net assets available for benefits in the financial statements	$10,650,859
Change in excess of estimated fair value over contract value of investment in benefit-responsive investment contract	(22,721)

Net income in Form 5500	$10,628,138

There were no amounts allocated to withdrawing participants to be recorded on Schedule H of Form 5500 for benefit claims that have been processed and approved for payment, but not yet paid as of December 31, 2012 and 2011.

7.	Fair Value Measurements

Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures,” defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. ASC 820 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1—	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.
Level 2—	Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3—	Significant unobservable inputs that reflect the Plan’s own estimates about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. Transfers between hierarchy measurement levels are recognized by the Plan as of the end of the plan year.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds – The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges, which are deemed Level 1 inputs.

Bank of the Ozarks, Inc. common stock – Investments in Bank of the Ozarks, Inc. common stock are valued at the last reported sales price from the NASDAQ Global Select Market as listed on the last business day of the Plan year, which are deemed Level 1 inputs.

Collective investment fund – The fair value of the Plan’s interest in the Federated Investors Capital Preservation Fund is based upon the net asset value of such fund reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund, and are deemed Level 2 inputs. The fund seeks to maintain a stable value of $10.00 per unit of participation, however, it cannot guarantee that the value per unit will always remain at $10.00. Units of the fund may be redeemed for funding a bona fide benefit payment, honoring an employee directed transfer to another investment election that is a noncompeting investment, or paying administrative fees and withdrawals can be made from the fund for other purposes generally only upon 12 months’ advance written notice. The fund’s investment objective is stability of principal and high current income by investing primarily in GICs, money market mutual funds and other stable value products.

Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments at December 31, 2012 and 2011 measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3	Total
December 31, 2012:
Mutual funds:
Domestic equity funds	$6,071,224	$—	$—	$6,071,224
Blended fund	3,962,090	—	—	3,962,090
International equity funds	1,672,169	—	—	1,672,169
Aggregate bond market fund	1,552,725	—	—	1,552,725
Government bond fund	790,696	—	—	790,696

	14,048,904	—	—	14,048,904
Bank of the Ozarks, Inc. common stock	56,899,659	—	—	56,899,659
Collective investment fund	—	7,771,478	—	7,771,478

	$70,948,563	$7,771,478	$—	$78,720,041

December 31, 2011:
Mutual funds:
Domestic equity funds	$4,743,032	$—	$—	$4,743,032
Blended fund	2,552,148	—	—	2,552,148
International equity funds	1,439,599	—	—	1,439,599
Aggregate bond market fund	890,643	—	—	890,643
Government bond fund	529,088	—	—	529,088

	10,154,510	—	—	10,154,510
Bank of the Ozarks, Inc. common stock	50,545,072	—	—	50,545,072
Collective investment fund	—	7,393,434	—	7,393,434

	$60,699,582	$7,393,434	$—	$68,093,016

During 2012 and 2011, there were no transfers of investments measured at fair value between the Level 1 and Level 2 fair value hierarchy.

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 71-0556208, Plan No. 002

December 31, 2012

		(c)
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
		Mutual Funds
	American Funds	EuroPacific Growth Fund	$809,098
	Oppenheimer Funds	Global Fund	863,071
	Baron Funds	Small Cap Fund	1,075,607
	Royce	Special Equity Fund	514,022
	Baird	Mid-Cap Investment Fund	684,903
	Perkins	Mid-Cap Value Fund	824,150
	Fidelity	Contra-Fund	1,243,131
	Federated Investors	Max-Cap Index Fund	574,827
	Fidelity	Balanced Fund	3,962,090
	Federated Investors	Total Return Government Fund	790,696
	Federated Investors	Total Return Bond Fund	1,552,725
	Hartford	Equity Income Fund	1,154,584

			14,048,904
		Collective Investment Fund
	Federated Investors Trust Company	Capital Preservation Fund	7,771,478
		Common Stock
*	Bank of the Ozarks, Inc.	1,700,020 Shares	56,899,659

			$78,720,041

*	Indicates party-in-interest to the Plan.

Column	(d) is not applicable as all investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of the Ozarks, Inc. 401(k)
Retirement Savings Plan

Date: June 20, 2013	By:	/s/ Greg McKinney
Greg McKinney
Chief Financial Officer and Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number	Seq. Description

23.1	Consent of Independent Registered PublicAccounting Firm